

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

<u>Via E-mail</u>
Robert F. Kuzloski, Esq.
Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke, Bermuda HM 08

> **Re:** **Validus Holdings, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed on August 15, 2011**
> **File No. 333-175774**
>
> **Transatlantic Holdings, Inc.**
> **Schedule TO-T/A filed by Validus Holdings, Ltd.**
> **Filed on August 15, 2011**
> **File No. 005-41434**
>
> **Transatlantic Holdings, Inc.**
> **Form 425 filed by Validus Holdings, Ltd.**
> **Filed on August 1, 2011**
> **File No. 001-10545**
>
> **Transatlantic Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by Validus**
> **Holdings, Ltd., et al.**
> **Filed August 15, 2011**
> **File No. 001-10545**

Dear Mr. Kuzloski:

    We have reviewed your amended filings and have the following comments. For purposes of this comment letter, we refer to the pagination in the marked courtesy copies of your filings that were provided to us by counsel.

Amendment No. 2 to Registration Statement on Form S-4

General

1.   As requested in comment 1 of our letter dated August 12, 2011, please remove language from the prospectus disclaiming that the prospectus constitutes a proxy solicitation.

We believe that a combined Validus and Transatlantic would be a superior company…., page 4

2.   The first, third and fifth bullet points in this section appear to apply equally to a transaction between Transatlantic and Allied World. Please revise your disclosure to address this factor, or advise.

3.   We note your statement that a transaction between Transatlantic and Validus would produce a complementary business fit "with minimal overlap." Given that Transatlantic and Validus seem to have significant overlap in the property catastrophe business, please clarify this statement.

Form 425 filed on August 1, 2011 (entitled "Setting the Record Straight")

4.   We note your proposed statement on page 6 that the Transatlantic board of directors acted inconsistently with its early determination when it recommended that Transatlantic security holders reject the Validus exchange offer. This action does not appear inconsistent with the earlier determination of the Transatlantic board of directors. Similarly, on page 7, you propose to state that the Transatlantic board of directors violated its fiduciary duties by not entering into further discussions with Validus. Please clarify these statements.

5.   We note your response to comment 15 of our letter dated August 12, 2011. The proposed chart on page 15 purportedly continues to address the entirety of Allied World's international insurance segment, but in fact appears to exclude Bermuda, which we understand accounted for $286 million of Allied World's $505 million of gross premiums written in the segment during 2010. Please advise, or revise your disclosure.

Revised Preliminary Proxy Statement on Schedule 14A

6.   We note your response to comment 11 of our letter dated August 12, 2011. Your response does not appear to adequately address the specific requirements of Item 5(a) of Schedule 14A, which requires a brief description of any indirect interest, by security holdings or otherwise, of Ms. Puri in the proposed merger. This would appear to include Ms. Puri's employment with BlackRock, a significant security holder of Transatlantic. Please revise your disclosure accordingly, or provide additional analysis as to why you believe this is not required.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Todd E. Freed, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP